UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 7)*

Acutus Medical, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

005111109

(CUSIP Number)

Deerfield Management Company, L.P.

Attn: Legal Department

345 Park Avenue, 12th Floor

New York, New York 10010

(212) 551-1600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 12, 2024

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 005111109

1	NAME OF REPORTING PERSONS Deerfield Mgmt III, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,731,096 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,731,096 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,731,096 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.54%
14	TYPE OF REPORTING PERSON (See Instructions) PN

(1)

Comprised of (i) 1,622,143 shares of common stock, (ii) 1,816,446 shares of common stock issuable upon conversion of 1,816.4460 shares of Series A Common Stock Equivalent Convertible Preferred Stock and (iii) 2,292,507 shares of common stock issuable upon exercise of warrants, in each case, held by Deerfield Private Design Fund III, L.P. The terms of the Series A Common Stock Equivalent Convertible Preferred Stock and provisions of the warrants restrict the conversion of such shares or the exercise of such warrants, as applicable, to the extent that, upon such conversion or exercise, the number of shares of common stock then beneficially owned by the holder and its affiliates and any other person or entities with which such holder would constitute a Section 13(d) “group” would exceed 4.9% of the total number of shares of common stock then outstanding (the “Ownership Cap”). Accordingly, notwithstanding the number of shares reported, the reporting person disclaims beneficial ownership of the shares of common stock issuable upon conversion of Series A Common Stock Equivalent Convertible Preferred Stock and the exercise of such warrants to the extent that upon such conversion or exercise the number of shares beneficially owned by all reporting persons hereunder, in the aggregate, would exceed the Ownership Cap.

CUSIP No. 005111109

1	NAME OF REPORTING PERSONS Deerfield Private Design Fund III, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,731,096 (2)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,731,096 (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,731,096 (2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.54%
14	TYPE OF REPORTING PERSON (See Instructions) PN

(2)

Comprised of (i) 1,622,143 shares of common stock, (ii) 1,816,446 shares of common stock issuable upon conversion of 1,816.4460 shares of Series A Common Stock Equivalent Convertible Preferred Stock and (iii) 2,292,507 shares of common stock issuable upon exercise of warrants. The terms of the Series A Common Stock Equivalent Convertible Preferred Stock and provisions of the warrants restrict the conversion of such shares or the exercise of such warrants, as applicable, to the extent that, upon such conversion or exercise, the number of shares of common stock then beneficially owned by the holder and its affiliates and any other person or entities with which such holder would constitute a Section 13(d) “group” would exceed 4.9% of the total number of shares of common stock then outstanding (the “Ownership Cap”). Accordingly, notwithstanding the number of shares reported, the reporting person disclaims beneficial ownership of the shares of common stock issuable upon conversion of Series A Common Stock Equivalent Convertible Preferred Stock and the exercise of such warrants to the extent that upon such conversion or exercise the number of shares beneficially owned by all reporting persons hereunder, in the aggregate, would exceed the Ownership Cap.

CUSIP No. 005111109

1	NAME OF REPORTING PERSONS Deerfield Mgmt, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,895,263 (3)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,895,263 (3)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,895,263 (3)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.9%
14	TYPE OF REPORTING PERSON (See Instructions) PN

(3)

Comprised of (i) 1,026,243 shares of common stock, (ii) 948,395 shares of common stock issuable upon conversion of 948.3950 shares of Series A Common Stock Equivalent Convertible Preferred Stock and (iii) 1,920,625 shares of common stock issuable upon exercise of warrants, in each case, held by Deerfield Partners, L.P. The terms of the Series A Common Stock Equivalent Convertible Preferred Stock and provisions of the warrants restrict the conversion of such shares or the exercise of such warrants, as applicable, to the extent that, upon such conversion or exercise, the number of shares of common stock then beneficially owned by the holder and its affiliates and any other person or entities with which such holder would constitute a Section 13(d) “group” would exceed 4.9% of the total number of shares of common stock then outstanding (the “Ownership Cap”). Accordingly, notwithstanding the number of shares reported, the reporting person disclaims beneficial ownership of the shares of common stock issuable upon conversion of Series A Common Stock Equivalent Convertible Preferred Stock and the exercise of such warrants to the extent that upon such conversion or exercise the number of shares beneficially owned by all reporting persons hereunder, in the aggregate, would exceed the Ownership Cap.

CUSIP No. 005111109

1	NAME OF REPORTING PERSONS Deerfield Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,895,263 (4)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,895,263 (4)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,895,263 (4)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.9%
14	TYPE OF REPORTING PERSON (See Instructions) PN

(4)

Comprised of (i) 1,026,243 shares of common stock, (ii) 948,395 shares of common stock issuable upon conversion of 948.3950 shares of Series A Common Stock Equivalent Convertible Preferred Stock and (iii) 1,920,625 shares of common stock issuable upon exercise of warrants, in each case, held by Deerfield Partners, L.P. The terms of the Series A Common Stock Equivalent Convertible Preferred Stock and provisions of the warrants restrict the conversion of such shares or the exercise of such warrants, as applicable, to the extent that, upon such conversion or exercise, the number of shares of common stock then beneficially owned by the holder and its affiliates and any other person or entities with which such holder would constitute a Section 13(d) “group” would exceed 4.9% of the total number of shares of common stock then outstanding (the “Ownership Cap”). Accordingly, notwithstanding the number of shares reported, the reporting person disclaims beneficial ownership of the shares of common stock issuable upon conversion of Series A Common Stock Equivalent Convertible Preferred Stock and the exercise of such warrants to the extent that upon such conversion or exercise the number of shares beneficially owned by all reporting persons hereunder, in the aggregate, would exceed the Ownership Cap.

CUSIP No. 005111109

1	NAME OF REPORTING PERSONS Deerfield Management Company, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☒
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 9,705,857 (5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 9,705,857 (5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,705,857 (5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.10%
14	TYPE OF REPORTING PERSON (See Instructions) PN

(5)

Comprised of (i) an aggregate of 2,648,386 shares of common stock, 2,764,841 shares of common stock issuable upon conversion of 2,764.8410 shares of Series A Common Stock Equivalent Convertible Preferred Stock and 4,213,132 shares of common stock issuable upon exercise of warrants, in each case, held by Deerfield Private Design Fund III, L.P. and Deerfield Partners, L.P and (ii) 79,498 shares and shares of common stock underlying stock options held by Andrew ElBardissi which are exercisable or will become exercisable or otherwise vest within 60 days, which shares and options are held for the benefit and at the direction of Deerfield Management Company, L.P. The terms of the Series A Common Stock Equivalent Convertible Preferred Stock and provisions of the warrants restrict the conversion of such shares or the exercise of such warrants, as applicable, to the extent that, upon such conversion or exercise, the number of shares of common stock then beneficially owned by the holder and its affiliates and any other person or entities with which such holder would constitute a Section 13(d) “group” would exceed 4.9% of the total number of shares of common stock then outstanding (the “Ownership Cap”). Accordingly, notwithstanding the number of shares reported, the reporting person disclaims beneficial ownership of the shares of common stock issuable upon conversion of Series A Common Stock Equivalent Convertible Preferred Stock and the exercise of such warrants to the extent that upon such conversion or exercise the number of shares beneficially owned by all reporting persons hereunder, in the aggregate, would exceed the Ownership Cap.

CUSIP No. 005111109

1	NAME OF REPORTING PERSONS James E. Flynn
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 9,705,857 (6)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 9,705,857 (6)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,705,857 (6)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.10%
14	TYPE OF REPORTING PERSON (See Instructions) IN

(6)

Comprised of (i) an aggregate of 2,648,386 shares of common stock, 2,764,841 shares of common stock issuable upon conversion of 2,764.8410 shares of Series A Common Stock Equivalent Convertible Preferred Stock and 4,213,132 shares of common stock issuable upon exercise of warrants, in each case, held by Deerfield Private Design Fund III, L.P. and Deerfield Partners, L.P and (ii) 79,498 shares and shares of common stock underlying stock options held by Andrew ElBardissi which are exercisable or will become exercisable or otherwise vest within 60 days, which shares and options are held for the benefit and at the direction of Deerfield Management Company, L.P. The terms of the Series A Common Stock Equivalent Convertible Preferred Stock and provisions of the warrants restrict the conversion of such shares or the exercise of such warrants, as applicable, to the extent that, upon such conversion or exercise, the number of shares of common stock then beneficially owned by the holder and its affiliates and any other person or entities with which such holder would constitute a Section 13(d) “group” would exceed 4.9% of the total number of shares of common stock then outstanding (the “Ownership Cap”). Accordingly, notwithstanding the number of shares reported, the reporting person disclaims beneficial ownership of the shares of common stock issuable upon conversion of Series A Common Stock Equivalent Convertible Preferred Stock and the exercise of such warrants to the extent that upon such conversion or exercise the number of shares beneficially owned by all reporting persons hereunder, in the aggregate, would exceed the Ownership Cap.

This Amendment No. 7 (this “Amendment”) to Schedule 13D amends the Schedule 13D filed by (i) Deerfield Mgmt III, L.P. (“Deerfield Mgmt III”), (ii) Deerfield Private Design Fund III, L.P. (“Deerfield Private Design Fund III”), (iii) Deerfield Mgmt, L.P. (“Deerfield Mgmt”), (iv) Deerfield Partners, L.P. (“Deerfield Partners”), (v) Deerfield Management Company, L.P. (“Deerfield Management”) and (vi) James E. Flynn, a natural person (“Flynn” and, collectively with Deerfield Mgmt III, Deerfield Private Design Fund III, Deerfield Mgmt, Deerfield Partners and Deerfield Management, the “Reporting Persons”), as amended by Amendment Nos. 1, 2, 3, 4, 5 and 6 thereto (as previously amended, the “Schedule 13D”), with respect to the common stock of Acutus Medical, Inc (the “Company”). Deerfield Private Design Fund III and Deerfield Partners are collectively referred to herein as the “Deerfield Funds”. Except as otherwise described herein, the information contained in the Schedule 13D remains in effect. Capitalized terms used but not otherwise defined in this Amendment have the meanings ascribed to them in the Schedule 13D.

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended to add the following:

In connection with the Medtronic Sale Agreement and further to the aforementioned Specified Restructuring Transactions, the Company announced on November 30, 2024 its intention to reduce (i) the size of its organization while complying with its remaining obligations to Medtronic and (ii) operations to a scale designed solely to support the manufacturing and distribution of Medtronic’s left-heart access products through the transition of the production of these products to Medtronic pursuant to the Medtronic Sale Agreement and the Distribution Agreement, dated June 30, 2022, with Medtronic (the “Distribution Agreement”), as more fully described in the Current Report on Form 8-K filed by the Company with the Securities and Exchange Commission on December 4, 2024.

Subsequently, the Company requested that the Deerfield Funds amend certain terms in the Amended and Restated Credit Agreement and the warrants in order to permit and facilitate the Specified Restructuring Transactions and related wind down initiatives. The Company and the Deerfield Funds are in discussions regarding the potential terms of such an amendment, which may include, among other things, restricting business operations to the Medtronic contracts, increasing the restrictiveness of the affirmative and negative covenants to reflect the Company’s reduced operations, appointment of a chief restructuring officer and changes to the Company’s financial reporting requirements and other restrictive covenants to permit the Company to deregister its common stock by filing a Form 15 with the SEC to terminate its ongoing periodic reporting obligations. In connection with such discussions, on December 12, 2024, representatives of the Deerfield Funds proposed that the warrants currently owned by the Reporting Persons would terminate in consideration for a cash payment of $500,000. Following such proposal, on December 16, 2024, representatives of the Deerfield Funds submitted a revised proposal to terminate such warrants for a cash payment of $300,000. The Deerfield Funds expect to continue to negotiate the treatment of the warrants in connection with the foregoing discussions. No assurances can be given that such discussions will result in an amendment to the Amended and Restated Credit Agreement or a termination of the warrants on the foregoing terms, or at all.

The Reporting Persons and their respective representatives have engaged and/or may engage, from time to time, in discussions with the Company’s management and/or the board of directors of the Company (the “Board”), including any special committees of the Board, and/or their respective advisors, regarding, among other things, the Company’s business, strategies, management, governance, operations, performance, financial matters, capital structure, corporate expenses, status of projects, market positioning and strategic and other transactions (including transactions involving one or more of the Reporting Persons ). The Reporting Persons intend to consider, explore and develop plans, make proposals and negotiate agreements with respect to or relating to, among other things, the foregoing matters and may take other steps seeking to bring about changes with respect to the Company as well as pursue other plans or proposals that relate to or could result in any of the matters set forth in clauses (a)-(j) of Item 4 of Schedule 13D. The Reporting Persons may also take steps to explore or prepare for various plans, proposals or actions, or propose transactions, regarding any of the foregoing matters, before forming an intention to engage in any such plans, proposals or actions or proceed with any such transactions.

Depending on various factors and subject to the obligations described herein, the Reporting Persons may take such actions with respect to their investments in the Company as they deem appropriate, including, without limitation, purchasing or selling some or all of their beneficial or economic holdings in the public market, in privately negotiated transactions or otherwise, modifying or seeking to modify the terms of any securities held by them, entering into derivatives transactions and other agreements or instruments that increase or decrease the Reporting Persons’ economic exposure with respect to their investment in the Company, or otherwise changing their intention with respect to any and all matters referred to in Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

Item 5(a) is hereby amended and restated in their entirety to read as follows:

(a)

(1)	Deerfield Mgmt III

	Number of shares:	5,731,096 (comprised of shares of Common Stock, shares of Common Stock underlying Series A Common Equivalent Preferred Stock and shares of Common Stock underlying warrants, in each case, held by Deerfield Private Design Fund III)

	Percentage of shares:	5.54%*

(2)	Deerfield Private Design Fund III

	Number of shares:	5,731,096

	Percentage of shares:	5.54%*

(3)	Deerfield Mgmt

	Number of shares:	3,895,263 (comprised of shares of Common Stock, shares of Common Stock underlying Series A Common Equivalent Preferred Stock and shares of Common Stock underlying warrants, in each case, held by Deerfield Partners)

	Percentage of shares:	4.9%*

(4)	Deerfield Partners

	Number of shares:	3,895,263

	Percentage of shares:	4.9%*

(5)	Deerfield Management

	Number of shares:	9,705,857 (comprised of shares of Common Stock, shares of Common Stock underlying Series A Common Equivalent Preferred Stock and shares of Common Stock underlying warrants, in each case, held by Deerfield Private Design Fund III and Deerfield Partners, together with shares of Common Stock underlying options held by Andrew ElBardissi for the benefit and at the direction of Deerfield Management)

	Percentage of shares:	9.10%*

(6)	Flynn

	Number of shares:	9,705,857 (comprised of shares, and shares underlying warrants, held by Deerfield Private Design Fund III and Deerfield Partners, together with shares and shares underlying options held by Andrew ElBardissi for the benefit and at the direction of Deerfield Management)

	Percentage of shares:	9.10%*

*

Percentage beneficial ownership reported herein reflects 29,912,305 shares of Common Stock outstanding as of November 8, 2024, as reported by the Company in its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2024.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and supplemented by adding the following under the caption “Credit Agreement”

The parties are currently discussing the terms and condition of the Potential Amendment No. 3. The summary of the Potential Amendment No. 3 set forth in Item 4, which is incorporated by reference into this Item 6, is not complete, and will be complemented once the parties execute it.

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: December 16, 2024

DEERFIELD MGMT III, L.P.
By: J.E. Flynn Capital III, LLC, General Partner

By:	/s/ Jonathan Isler
	Name:	Jonathan Isler
	Title:	Attorney-in-Fact

DEERFIELD PRIVATE DESIGN FUND III, L.P.
By: Deerfield Mgmt III, L.P., General Partner By: J.E. Flynn Capital III, LLC, General Partner

By:	/s/ Jonathan Isler
	Name:	Jonathan Isler
	Title:	Attorney-in-Fact

DEERFIELD PARTNERS, L.P.
By: Deerfield Mgmt, L.P., General Partner By: J.E. Flynn Capital III, LLC, General Partner

By:	/s/ Jonathan Isler
	Name:	Jonathan Isler
	Title:	Attorney-in-Fact

DEERFIELD MGMT, L.P.
By: J.E. Flynn Capital III, LLC, General Partner

By:	/s/ Jonathan Isler
	Name:	Jonathan Isler
	Title:	Attorney-in-Fact

DEERFIELD MANAGEMENT COMPANY, L.P.
By: Flynn Management LLC, General Partner

By:	/s/ Jonathan Isler
	Name:	Jonathan Isler
	Title:	Attorney-in-Fact

JAMES E. FLYNN

By:	/s/ Jonathan Isler
	Name:	Jonathan Isler
	Title:	Attorney-in-Fact